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                                                                     Exhibit H-3



                                                                  Form of Notice



Ameren Corporation   (70-     )

Notice of Proposal to Implement Long-Term Incentive Plan; Order Authorizing Solicitation of Proxies


     Ameren Corporation ("Ameren"), 1901 Chouteau Avenue, St. Louis, Missouri, a registered holding company, and Ameren Services Company, have filed a declaration under Sections 6(a), 7, 12(e) of the Act and Rules 62 and 65 thereunder.

     Ameren seeks approval of the Commission to implement the Ameren Corporation Long-Term Incentive Plan of 1998 (the "Ameren LTIP") and to issue or acquire up to 4 million shares of Ameren Common Stock, $.01 par value ("Common Stock") in connection therewith during the five years from the date of the Commission's order in this matter.

     The purpose of the Ameren LTIP is to give Ameren and its subsidiaries and other affiliates (as defined in the Ameren LTIP) a competitive advantage in attracting, retaining and motivating officers, employees and directors by providing for the awarding of incentives linked to the profitability of Ameren and its businesses and to increases in shareholder value.

     The Ameren LTIP will be administered by the Human Resources Committee of the Ameren Board of Directors (the "Committee"). The Committee will determine the officers and employees eligible to receive awards and the amount of any award. The Committee will interpret the Ameren LTIP and can adopt rules deemed appropriate. No Ameren LTIP awards may be made to Committee members, except by action of the full Board of Directors.

     The maximum 4,000,000 shares of Ameren reserved for the Ameren LTIP is subject to appropriate adjustment by the Committee to prevent dilution or enlargement of the rights of Ameren LTIP participants. The maximum number of shares which may be granted through options or stock appreciation rights to any participant in a calendar year is 200,000 shares.

     The following awards may be granted under the Ameren LTIP. No grant shall be exercisable or payable before approval of Ameren shareholders and the Commission hereunder have been obtained and all grants made prior to said approvals are contingent upon said approvals.


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     A. Performance Units - rights, which may be payable in cash, shares of
        Common Stock, other awards, or other property, which is contingent on the achievement of performance goals set by the Committee.

     B. Restricted Stock - rights to receive shares of Common Stock awarded as determined by the Committee, which shares will be subject to transferability or other restrictions.

     C. Options - rights to purchase shares of Common Stock, or other awards or property, at a specified price during a prescribed time period. The exercise price for Common Stock will not be less than the fair market value at the date of the grant. No option may provide for re-setting the exercise price.

     D. Stock Appreciation Rights - the right to receive a cash payment equal to the excess of the fair market value of Common Stock on the date of exercise over the grant price of the Stock Appreciation Right. The grant price shall not be less than the fair market value of the Common Stock on the date of the grant.

Consistent with the goals of the Ameren LTIP, the Committee may also grant other awards based or related to the value of the Common Stock. The term of any option or a stock appreciation right granted in tandem therewith may not exceed ten years from the grant date. In the event of a change in control of Ameren, any outstanding options and stock appreciation rights become fully exercisable, any restrictions on outstanding Restricted Stock shall be deemed satisfied, and all performance units shall be deemed earned and payable in full. Subject to compliance with any then applicable requirement of the Act, the Ameren LTIP may be revised by the Board of Directors of Ameren, but any such change may not impair the rights of participants without their consent.

     The Ameren LTIP is designed to comply with limits imposed by the Internal Revenue Code of 1986, as amended (the "Code") on the ability of a public company to claim tax deductions for compensation paid to certain highly compensated executives. Section 162(m) of the Code generally denies a federal income tax deduction for annual compensation exceeding $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated officers of a public company. Certain types of compensation, including some performance-based compensation, are generally excluded from this deduction limit. While Ameren believes compensation payable pursuant to the Ameren LTIP will be deductible for federal income tax purposes under most circumstances, compensation not qualified under Section 162(m) of the Code may be payable under certain circumstances such as death, disability and change in control (all as defined in the Ameren LTIP).

     Ameren and/or Ameren Services intends to solicit proxies from the Ameren common shareholders to approve the Ameren LTIP at Ameren's Annual Meeting of Shareholders to be held on or about April 28, 1998. Ameren requests that the effectiveness of its declaration with respect to the solicitation of proxies for voting by its shareholders to approve the proposed Ameren LTIP be permitted to become effective forthwith as provided in Rule 62(d).

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     It appearing to the  Commission  that Ameren's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62:

      IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies, be, and it hereby is, permitted to become effective forthwith, under Rule 62, and subject to the terms and conditions as prescribed in Rule 24 under the Act.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                              Jonathan  G. Katz
                              Secretary

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